EXHIBIT 12.1

SUNTERRA CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands) (unaudited)

	Six Months Ended				Fiscal Years Ended December 31,
	June 30, 2004		June 30, 2003		2003		2002		2001		2000
Income from operations before income taxes, minority interests and income from equity investments	$7,026		$(511)		$(87,430)		$309,130		$(72,203)		$(359,164)
Add:
Distributions from less than 50% owned companies	442		11,419		13,141		1,247		1,713		313
Interest expense	10,699		11,654		26,309		19,036		20,477		42,748
Interest component of rent expense (1)	618		521		1,072		1,503		1,082		2,952

Earnings available for fixed charges	$18,785		$23,083		$(46,908)		$330,916		$(48,931)		$(313,151)

Fixed charges:
Interest expense	$10,699		$11,654		$26,309		$19,036		$20,477		$42,748
Capitalized interest	67		—		396		275		375		1,795
Interest component of rent expense (1)	618		521		1,072		1,503		1,082		2,952

Total fixed charges	$11,384		$12,175		$27,777		$20,814		$21,934		$47,495

Ratio of earnings to fixed charges (3)	1.7	x	1.9	x	-1.7	x	15.9	x	-2.2	x	-6.6	x

Deficiency (2)					$(74,685)				$(70,865)		$(360,646)

(1)	Assumed interest component to be one-third of rent expense.

(2)	Deficiency in ratio of earnings to fixed charges for the years ended December 31, 2003, 2001 and 2000 were $74.7 million, $70.9 million and $360.6 million in earnings.

(3)	2002 is a combination of the Predecessor and Successor entities. All periods post July 31, 2002 are Successor and all periods pre July 31, 2002 are Predecessor.